SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Board of Directors resolves to submit the proposal to the Shareholders’ Meeting to authorise a new buyback program and the cancellation of treasury shares acquired in 2021;
•	Eni: Board of Directors approves bond issue;
•	Notice of Shareholders’ Meeting;
•	Eni Board of Directors Report AGM;
•	Annual Report on Form 20-F 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 8, 2022

Eni: Board of Directors resolves to submit the proposal to the Shareholders’ Meeting to authorise a new buyback program and the cancellation of treasury shares acquired in 2021

Rome, 7 April 2022 – Eni’s Board of Directors, chaired by Lucia Calvosa, today resolved, consistently with the Strategic Plan 2022-2025 announced on 18 March 2022 during the Capital Markets Day, to submit a proposal to the Shareholders’ Meeting of 11 May 2022, called in ordinary session, to authorize the purchase of treasury shares (“buyback”) for a period to up to 30 April 2023, subject to revocation of the Shareholders' Meeting resolution of 12 May 2021 for the part not yet executed.

The proposal concerns the purchase of treasury shares for a potential outlay of minimum €1.1 billion, that can be increase according to the Brent price scenario. Eni will update its 2022 buyback scenario assessment in July and October. For scenarios above $90/bbl further buybacks equivalent to 30% of the associated incremental Free Cash Flow will be made (in any case, the maximum amount of the program cannot exceed a total of €2.5 billion) and for a maximum amount equal to 10% of ordinary shares in which Eni share capital will be divided as a result of the cancellation of treasury shares acquired in 2021. Indeed, the Shareholders’ Meeting, called in an extraordinary session on 11 May 2022, is also called to approve the cancellation of 34,106,871 treasury shares, acquired under the 2021 buyback program.

The new buyback program is intended to give the Company a flexible option to grant the shareholders additional remuneration beyond the distribution of dividends, with the aim to share the value of Eni’s strategic progress and the improved scenario with investors.

The Board of Directors will submit a proposal to the Shareholders’ Meeting, which will be called in 2023 to approve the financial statements as at 31 December 2022, to cancel the treasury shares purchased up to the date that Meeting is called, in execution of the new buyback program, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

Purchases of treasury shares shall be made at a price determined in compliance with any regulatory provisions or current accepted market practices. The price shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Euronext Milan market, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

Purchases can be made as follows:

- on regulated markets in accordance with the operating procedures established in the rules of the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable);

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014.

At today’s date, Eni holds 65,838,173 treasury shares, equal to about 1.83% of share capital (of which, following the proposed cancellation, will remain 31,731,302 treasury shares, equal to about 0.89% of share capital). Eni’s subsidiaries do not hold Eni shares.

The documentation relating to the Shareholders’ Meeting will be available to the public within the time limits and in the manner prescribed by current legislation, including through publication on Eni’s website.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +

80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

Rome, 7 April 2022 – Eni's Board of Directors, chaired by Lucia Calvosa, today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 3 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 March 2024.

The bonds, if issued, will enable Eni to pre-fund potential future financial needs and to maintain a well-balanced financial structure. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +

80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni S.p.A.	published on April 8, 2022
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2022

Notice of Ordinary and Extraordinary Shareholder’ Meeting

Shareholders’ of Eni S.p.A. (hereinafter «Eni» or «Company») are hereby invited to attend the Ordinary and Extraordinary Shareholders’ Meeting which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, on May 11, 2022 at 10:00 am, on single call, to discuss and decide on the following

Agenda

(ordinary part)

1.	Eni S.p.A. financial statements at December 31, 2021. Related resolutions. Eni consolidated financial statements at December 31, 2021. Reports of the Directors, the Board of Statutory Auditors and the Audit Firm.
2.	Allocation of net profit.
3.	.Authorisation to purchase treasury shares; Related and consequent resolutions.
4.	Updating of the Shareholders' Meeting regulations of Eni S.p.A.
5.	Report on remuneration paid.
6.	Use of available reserves for and in place of the 2022 dividend.

(extraordinary part)

7.	Reduction and use of the reserve pursuant to Law no. 342/2000 for and in place of the 2022 dividend.
8.	Cancellation of Eni treasury shares in portfolio, without reduction of share capital and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

***

1. Procedures for holding the Shareholders’ Meeting

In accordance with Article 106, fourth paragraph, second sentence, of Decree Law no. 18 of March 17, 2020 containing “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, ratified by Law no. 27 of April 24, 2020, and Decree Law no. 288 of December 30, 2021, ratified by Law no. 15 of February 25, 2022, extending the measures of Art. 106 to the Shareholders’ Meetings held by July 31, 2022, participation in the Shareholders’ Meeting shall take place solely through the Shareholders’ representative designated pursuant to Article 135-undecies of Legislative Decree no. 58 of

February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) as identified in paragraph 5 below (hereinafter “Shareholders’ Representative”). The Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of T.U.F., in derogation from the provisions of Article 135-undecies, paragraph 4, of that decree, as indicated in paragraph 5 below. In accordance with the provisions of Article 106, paragraph 2, of the aforementioned decree, without prejudice to the foregoing, the other persons whose participation in the Shareholders' Meeting is required in order to guarantee the regular conduct of the Meeting may also participate by telecommunication systems that guarantee their identification, without it in any case being necessary that the Chairman, the Secretary and the notary are in the same location.

2. Right to attend and to vote at the Shareholders’ Meeting

Pursuant to Article 83-sexies of the T.U.F. and Article 13.2 of the By-laws and in accordance with the provisions of Article 106 of Decree Law no. 18/2020, those entitled to attend and to vote at the Shareholders’ Meeting, exclusively through the Shareholders’ Representative, are those on behalf of whom the intermediary authorized pursuant to applicable regulations has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 2, 2022 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 6, 2022). The right to attend and to vote in the Shareholders’ Meeting, exercised exclusively through the Shareholders’ Representative, is ensured even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to exercise the right to participate and to vote in the Meeting and, therefore, shall not grant a proxy to the Shareholders’ Representative. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are

Eni S.p.A.	published on April 8, 2022
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2022 not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorised intermediary, who will have them dematerialised in the Central Depository System, and shall then request the above-mentioned statement of attendance. The right to attend and vote in the Shareholders' Meeting is subject to the applicable regulatory provisions and is allowed within the limits of any sanctions and restrictive measures, adopted at national and international level, pro tempore in force.

3. Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote for which the Company has received within the third day following the record date (May 5), according to the procedures indicated on the website, the statement provided by the authorised intermediary attesting ownership of Eni shares pursuant to applicable legislation (see paragraph 2 above), may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on May 2, 2022; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent a) by e-mail at the address segreteriasocietaria.azionisti@eni.com, b) by certified e-mail at the address corporate_sesocorp@pec.eni.com or c) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting. Questions received by the above deadline will be answered by May 8, 2022, through publication of the answer in the appropriate section of the Company’s website devoted to the Shareholders’ Meeting. Eni has decided to bring the time limit for providing answers forward with respect to the legal deadline in order to give Shareholders the time necessary to make an informed decision in granting any proxy to the Shareholders’ Representative.

The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section.

Further information is available on the Company's website.

4. Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorised attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified e-mail to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline.

In any case, proposed resolutions on the items in the agenda may be presented individually and solely, through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote.

Shareholders entitled to submit these proposals may inform the Company of their intention to present them in the Meeting by April 26, 2022 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com.

The Company will publish these proposals on its website by May 3, 2022 to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative. Entitlement to submit proposals shall be certified by the communication provided for by Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote, which must be received by 6:00 p.m. (CET) on May 3, 2022 and certifying the right to vote as at the record date (May 2, 2022).

Shareholders' right to use the means of communication available to them to inform other Shareholders of the

2

Eni S.p.A.	published on April 8, 2022
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2022 proposals they intend to submit at the Shareholders' Meeting shall be unaffected.

In the event of proposals for resolutions on the items on the agenda as alternatives to those submitted by the Board, the Board proposal will be put to a vote (unless it is withdrawn) and, only if this proposal is rejected, will the Shareholders' proposals be put to a vote. These proposals, even without a proposal from the Board, will be submitted to the Shareholders' Meeting starting from the proposal submitted by the Shareholders who represent the largest percentage of share capital. Only if the proposal put to a vote is rejected will the next proposal in order of amount of capital represented be put to a vote.

For the purposes of its publication, as well as in relation to the holding of the Shareholders' Meeting, the Company reserves the right to verify the relevance of the proposals with respect to the items on the agenda, their completeness, their compliance with the applicable legislation and the entitlement of the requesting Shareholders to submit the proposals.

Further information will be available on the Company's website.

5. Proxies conferred on the Shareholders’ Representative designated by the Company

5.1. Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Studio Legale Trevisan & Associati, in the person of Mr. Dario Trevisan (or his substitutes in case of impediment), as the representative to whom Shareholders may confer their proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy pursuant to Article 135-undecies of the T.U.F. must be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting, or, in compliance with applicable regulations, at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders’ meeting (no later than 23:59 on May 9, 2022), using one of the following alternative procedures: (i) for proxies signed in the original, sent by courier or registered mail with return receipt, at the following address:

Studio Legale Trevisan & Associati

Viale Majno, 45

20122 - Milan - Italy

or (ii) for proxies signed with a qualifying electronic signature or digital signature, at the certified e-mail address: rappresentante-designato@pec.it.

The proxy and related voting instructions pursuant to Article 135-undecies of the T.U.F. can always be revoked by the above deadline. The proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

5.2. In accordance with the provisions of Decree Law no. 18/2020, the Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of the T.U.F., by those who have the right to vote.

Proxies or sub-proxies - which shall be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting - must be received, for organisational reasons, by 12:00 noon on May 10 to Studio Legale Trevisan, & Associati, using one of the following alternative procedures: (i) by post at the address indicated in point 5.1 or (ii) by certified e-mail to: rappresentante-designato@pec.it or to the e-mail address: rappresentante-designato@trevisanlaw.it.

Proxies or sub-proxies must be also notified, without voting instructions, for organisational reasons, to the Company, by 12:00 noon on May 10: a) by certified e-mail at the following address: corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting, in accordance with the procedures specified therein.

The proxy and sub-proxy and related voting instructions given to the Shareholders’ Representative may always be revoked in the same procedures specified for the conferment. A proxy form will be available on the Company’s website dedicated to the Shareholders' Meeting or, in compliance with applicable regulations, at the Company’s registered office. The proxy or the sub-proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

The right to grant the proxies referred to in points 5.1 and 5.2 shall be certified by the notice provided for in Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote (see paragraph 2 above).

Further information will be available on the Company's website.

3

Eni S.p.A.	published on April 8, 2022
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2022

The Shareholders’ Representative is available to Shareholders for further clarifications at the toll-free number 800 134 679 and at the certified e-mail address rappresentante-designato@pec.it.

6. Holders of ADRs

The owners of ADRs, listed on the New York Stock Exchange, with each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary as at April 4, 2022, shall be entitled to exercise of their voting rights in accordance with the deposit and registration requirements contained in the “ADR Deposit Agreement”, without prejudice to the provisions of paragraph 1 of this notice.

7. Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the e-mail address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only;
•	Toll-Free Number: + 800 112 234 56 - from outside Italy.

8. Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting 2022”. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

* * *

We inform you that the date, place and/or procedures for holding the Shareholders’ Meeting indicated in this notice calling the Meeting may be changed or clarified if the current regulations are changed or additional measures are issued by the competent authorities that are in effect on the date of the Shareholders’ Meeting. Any changes will be promptly disclosed in the same manner used for the publication of this notice.

The Chairman of the Board of Directors

Lucia Calvosa

4

Published on April 8, 2022

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting

May 11, 2022

on single call

Report of the Board of Directors

on the items on the agenda

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting

May 11, 2022

on single call

Report of the Board of Directors

on the items on the agenda

Item 1

Eni S.p.A. Financial statements at December 31, 2021.

Related resolutions.

Eni Consolidated Financial

Statements at December 31, 2021.

Reports of the Directors, the Board of Statutory

Auditors and the Audit Firm

The document “Annual Report at December 31, 2021” of Eni S.p.A. (the “Company”) will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage service authorised by Consob “1Info” – which can be consulted on the website www.1info.it, and includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Report of Directors on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Financial Intermediation, hereinafter “T.U.F.”). The Reports of the Audit Firm and the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

you are invited to resolve as follows:

“to approve the statutory financial statements at December 31, 2021 of Eni S.p.A., which report a net profit amounting to €7,674,594,670.59.”

Item 2

Allocation of net Profit

Dear Shareholders, in regard to the results achieved,

you are invited to resolve as follows:

“to allocate the net profit for the period of €7,674,594,670.59 as follows:

•	to Shareholders in the form of a dividend of €0.43 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date. The payment will be made on May 25, 2022, with an ex-dividend date of May 23, 2022 and a record date of May 24, 2022

The payment of €0.43 per share completes the payment of the 2021 dividend, after the distribution of a 50% interim dividend from Eni S.p.A. available reserves, as resolved by the Board of Directors on July 29, 2021, in accordance with the resolution of the Shareholders’ Meeting of May 12, 2021.

•	the amount remaining following the distribution of the proposed dividend to the available reserves.

Item 3

Authorisation to purchase treasury shares;

Related and consequent resolutions.

Dear Shareholders,

The 2021-2024 Strategic Plan of Eni SpA, presented to the market on February 19, 2021, provided for the launch of a four-year stock buy-back programme with an annual amount of €300, €400 or €800 million, assuming a scenario with Brent respectively in a range of €56-60, €61-65 and over €65 per barrel.

In this regard, in execution of the authorisation granted to the Ordinary Shareholders' Meeting of May 12, 2021 and in light of the Brent scenario defined and communicated to the market in July 2021, between August 23 and December 15, 2021,[1] the Company carried out a buy-back programme purchasing a total of 34,106,871 treasury shares, representing 0.95% of the Company's share capital, for a total value of €399,999,988.76.

The 2022-2025 Strategic Plan of Eni SpA, presented to the market on March 18, 2022, provides for the launch of a new buy-back programme with a minimum amount of €1.1 billion for the first year; the amount may be increased according to the Brent price scenario.

More specifically, the Brent scenario referred to in the buy-back programme is expected to be updated and communicated to the market in July, on the occasion of the presentation of the financial results for the first half of the year, and in October, on the occasion of the presentation of the financial results of the third quarter. Should the Brent price scenarios defined in July and/or October exceed 90 dollars per barrel, Eni will proceed to increase the overall value of the buy-back programme by an amount equal to 30% of the associated incremental Free Cash Flow estimated at end of the year. It is therefore estimated that the total value of the buy-back programme may amount to a maximum of €2.5 billion.

Therefore, the Board of Directors proposes - subject to revocation for the part not yet executed at the date of the Shareholders' Meeting of the authorisation granted on May 12, 2021 - to authorise the purchase of treasury shares of the Company, in accordance with the provisions of Articles 2357 and 2357-ter of the Italian Civil Code, Article 132 of the T.U.F., Article 144-bis of the Issuers Regulation, for the purposes, within the time limits and in accordance with the procedures specified herein.

1.	Reasons for which authorisation to acquire treasury shares is requested.

The request for authorisation is intended to grant the Board of Directors the power to purchase the Company’s treasury shares, in compliance with any applicable regulatory provisions or (if applicable) current accepted market practices, in order to give the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends, with the intention of sharing the value generation associated with Eni's progress in its strategic path and the improvement of the scenario.

Accordingly, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2022 a proposal to cancel the treasury

1 Date on which the buy-back programme of the Company for 2021 ended.

shares purchased up to the date of the Meeting, in execution of the authorisation requested in this proposal, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

2.	Maximum number and class of the shares to which the authorisation refers

As of the date of approval of this Report by the Board of Directors (April 7, 2022), the share capital of Eni S.p.A. amounts to €4,005,358,876.00 and is represented by 3,605,594,848 ordinary shares with no par value.

If the proposed resolution to cancel 34,106,871 treasury shares under the item 8 of the agenda of the extraordinary part of the Shareholders' Meeting of May 11, 2022 is approved, Eni's share capital will remain unchanged at €4,005,358,876.00 and will be represented by 3,571,487,977 ordinary shares without par value.[2]

It is proposed that the Shareholders’ Meeting authorise the purchase of Eni shares, in multiple tranches, in the total amount of up to €2.5 billion, in compliance with the authorize Brent price scenario indications established by the Board of Directors (as outlined above) and up to a maximum of 10% of ordinary shares (and 10% of share capital) representing Eni S.p.A.’ share capital, following the cancellation of treasury shares proposed above (without calculating the treasury shares already held, equal to 0.89% of the share capital after cancellation).

Pursuant to Article 2357, first paragraph, of the Italian Civil Code, the purchases will be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements.

In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.

3.	Disclosure for the purposes of a complete assessment of compliance with the provisions of Article 2357, third paragraph, of the Italian Civil Code

At the date of this report, Eni holds 65,838,173 treasury shares in its portfolio, equal to about 1.83% of share capital. Following the cancellation of treasury shares proposed above and subject to the approval of this proposal, the Company will hold 31,731,302 treasury shares, equal to 0.89% of the share capital after cancellation.

4.	Period for which authorisation is requested.

Authorisation to purchase treasury shares is requested for the maximum period until April 30, 2023. During this period, the Board of Directors may proceed with purchases in the amount and with the timing it should freely determine in compliance with any applicable regulatory provisions and (if applicable) current accepted market practices. During the

2 The cancellation resolution will be effective as from its registration in the Register of Companies pursuant to art. 2436, paragraph 5, of the civil code.

period of the new Strategic Plan, a new resolution authorising the purchase of treasury shares may be submitted to the Shareholders' Meeting from year to year.

5.	Minimum and maximum price for the treasury shares to be purchased.

The requested authorisation provides for purchases to be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

6.       Methods by which purchases shall be made.

The requested authorisation provides that purchases shall be carried out in a manner consistent with any regulatory requirements and (if applicable) current accepted market practices.

At present, these methods are governed by Article 132 of the T.U.F., Article 144-bis of the Issuers’ Regulation, Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 and the related implementing provisions.

In particular, in compliance with the provisions of Article 132, paragraph 1, of the T.U.F., purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders:

-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
-	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and
-	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution.

7. Information on the possible use of the purchase of treasury shares to reduce share capital

This request for authorisation to purchase treasury shares is not instrumental to the reduction of share capital.

As noted above, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at December 31, 2022 a proposal for cancellation of the Eni shares purchased up to the date of the Meeting, under the authorisation referred to in this proposal, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

***

Dear Shareholders,

You are invited to resolve as follows:

“The Ordinary Shareholders’ Meeting

resolves

1) to revoke, for the part not yet executed at the date of the Shareholders' Meeting, the authorisation to the Board to purchase treasury shares granted by the Shareholders’ Meeting of May 12, 2021;

2) to authorise the Board of Directors - pursuant to and for the purposes of Article 2357 of the Italian Civil Code - to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to April 30, 2023, for the purposes referred to in the explanatory report of the Board of Directors, within the time limits and on the conditions set out below:

  the maximum number of shares to be purchased is equal to 10% of the ordinary shares (and 10% of share capital) making up Eni S.p.A. share capital (excluding treasury shares already held, representing 0.89% of share capital post cancellation), for a total outlay of up to €2.5 billion, based on the Brent price scenario according to the criteria established by the Board of Directors (as outlined above). The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held;
  the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;
  purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements and (if applicable) current accepted market practices and specifically:

- on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;

3) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

Item 4

Updating of the Shareholders' Meeting regulations of Eni S.p.A.

Dear Shareholders,

the Board of Directors has approved a proposal to update the Shareholders' Meeting Regulations of Eni S.p.A. The update is aimed at acknowledging the evolution of legislation and application methods, to ensure an orderly and functional running of meetings.

In particular, the new Regulations introduce, among other things, some provisions on the procedures for verifying the right to attend the Shareholders' Meeting, including meetings held via electronic means. The amendments also relate to provisions for the verification of the right to attend, have access to the premises where the Meeting is held, the constitution of the Meeting, the discussion of items on the agenda, introducing the possibility of replying, and voting methods. The powers of order and direction of the Chairwoman of the Meeting were also strengthened and better detailed, in order to ensure the proper conduct of the work and the exercise of rights by those attending.

The updated Regulations will be applied starting from the next Shareholders' Meeting of the Company.

Dear Shareholders,

you are invited to approve the proposal to update the Shareholders' Meeting Regulations as presented by the Board of Directors in the attached text.

Item 5

Report on remuneration paid

(non-binding resolution)

Dear Shareholders,

pursuant to Art. 123-ter T.U.F. and Art. 84-quater of the Issuers Regulation, the Board of Directors of the Company, acting on the proposal of the Remuneration Committee, prepared the "2022 Report on remuneration policy and remuneration paid"(hereinafter “Report”). The Report will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage device authorised by Consob called “1Info” (www.1info.it).

As required by art. 123-ter, paragraph 3-bis, of the TUF, the first section of the Report approved by the Shareholders' Meeting of May 13, 2020, and relating to the Remuneration Policy defined for the entire term of the board, in the absence of changes, is not subject to a new resolution of the Shareholders’.

Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall be annually invited to resolve in favour or against the second section of the Report containing an illustration of the items making up the remuneration, highlighting their consistency with the Remuneration Policy approved by the Shareholders' Meeting as well as an illustration of the remuneration paid in 2021 to Directors, Statutory Auditors, Chief Operating Officers and, in aggregate form, to others Managers with strategic responsibilities. The resolution is not binding.

Dear Shareholders,

You are invited to resolve as follows:

“to vote in favour of the second section of the Report on remuneration policy and remuneration paid - 2022 provided by Art. 123-ter, paragraph 4, of T.U.F. ("Remuneration and other information").

Item 6

Use of available reserves for and in place

of the 2022 dividend

Eni's Shareholders’ Remuneration Policy, most recently approved by the Board of Directors on March 17, 2022 and communicated to the market when presenting the 2022-2025 Strategic Plan (the “2022-2025 Plan”) provides for, in addition to the buy-back programme described at item 3 of this agenda, the distribution of a dividend in favour of the shareholders based on the Brent price level. In particular, it is envisaged that the so-called dividend floor, equal to 0.36 euros per share, based on a Brent price of $43/bbl, can increase up to a maximum amount of €0.88 per share in a Brent price scenario between $43 and a benchmark between $80 and $90/bbl. For a Brent price scenario exceeding $90/bbl the Remuneration Policy provides for an incremental buy-back programme as described in item 3 of this agenda.

According to the 2022 Shareholders' Remuneration Policy, dividends will be paid in tranches of equal amount, according to the following schedule: (i) September 2022; (ii) November 2022; (iii) March 2023 and (iv) May 2023.

The Shareholders' Remuneration Policy, being based on the close correlation between the Brent price level and company performance, is consistent with the indications of the 2022-2025 Plan both in economic and cash generation terms and is also sustainable both in capital and financial terms; with specific reference to Eni S.p.A, the capital and financial sustainability is further reflected in its high capitalisation and financial strength resulting, among other things, from the financial statements for the year ended December 31, 2021.

The Board of Directors of March 17, 2022 indicated $80 as the benchmark Brent price for the definition of the 2022 distributable dividend, pursuant to the Remuneration Policy described above. The dividend expected for 2022 is therefore determined at €0.88 per share, amounting to approximately €3,200 million considering shares in circulation as of December 31, 2021, with payment according to the following schedule:

•	September 2022: €0.22 per share;
•	November 2022: €0.22 per share;
•	March 2023: €0.22 per share;
•	May 2023: €0.22 per share.

In order to ensure the payment of the 2022 dividend, before the approval of the related financial statements and, in particular, to pay the tranche scheduled for September 2022, the Board of Directors proposes to the Shareholders' Meeting to resolve on the use of Eni SpA's available reserves, excluding the revaluation reserve pursuant to Law no. 342/2000, the use of which is submitted to the approval of Shareholders at item 7 of the agenda (extraordinary session).

As at December 31, 2021, the available reserves of Eni SpA come to approx. €34 billion, to which must be added the portion of 2021 profit carried forward (see also item 2 of the agenda); available reserves also include the revaluation reserve pursuant to Law no. 342/2000 which amounts to €9,839 million.

The Shareholders' Meeting is also requested to delegate to the Board of Directors the execution of the aforementioned resolution and to ascertain that there are no obstacles to the implementation of the above Remuneration Policy both in terms of the capital and financial sustainability of the use of reserves for the distribution, having regard to the overall context in which the Company operates as well as the performance and financial situation of the Company and the Group. emerging from the accounting data at half year-end and from the forecasts for the whole year for the September 2022 tranche, and, if necessary, also for subsequent tranches, as specified in the following item 7 of the agenda.

The distribution of available reserves takes place by way of and in place of the payment of the dividend for the year 2022.

In regards of the above, we propose the adoption of the following resolution:

Dear Shareholders, taking into account the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on March 17, 2022 which provides for a 2022 dividend of €0.88/share, based on a benchmark Brent price of $80/bbl, to be distributed in four tranches of equal amount in September 2022, November 2022, March 2023 and May 2023, we invite you to resolve as follows:

i) to approve, in accordance with the Shareholders Remuneration Policy adopted by the Board of Directors, the distribution of €0.88 (zero point eighty-eight euros) in tranches of equal amount in September 2022, November 2022, March 2023 and May 2023 by way of and in place of the payment of the dividend for the year 2022;

ii) to approve the use of available reserves for the payment of the €0.22 (zero point twenty-two euros) tranche in September 2022 and, if necessary for following tranches;

iii) to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

ITEM 7

Reduction and Use of the Reserve pursuant to Law 342/2000 for and in place of the 2022 Dividend

(extraordinary part)

As already mentioned at item 6 of the agenda of this Meeting, Eni's Shareholders’ Remuneration Policy, most recently approved by the Board of Directors on March 17, 2022 and communicated to the market when presenting the 2022-2025 Strategic Plan (“2022-2025 Plan”), in addition to the buy-back programme described at item 3 of this agenda, provides for the distribution of a dividend in favour of the shareholders based on the Brent price level. In particular, it is envisaged that the so-called dividend floor, equal to 0.36 euros per share, based on a Brent price of $43/bbl, can increase up to a maximum amount of €0.88 per share in a Brent price scenario between $43 and a benchmark between $80 and $90/bbl. For a Brent price scenario exceeding $90/bbl the Remuneration Policy provides for an incremental buy-back programme as described in item 3 of this agenda.

According to the 2022 Shareholders' Remuneration Policy, dividends will be paid in tranches of equal amount, according to the following schedule: (i) September 2022; (ii) November 2022; (iii) March 2023 and (iv) May 2023.

The Shareholders' Remuneration Policy, being based on the close correlation between the Brent price level and company performance, is consistent with the indications of the 2022-2025 Plan both in economic and cash generation terms and is also sustainable both in capital and financial terms; with specific reference to Eni S.p.A, the capital and financial sustainability is further reflected in its high capitalisation and financial strength resulting, among other things, from the financial statements for the year ended December 31, 2021.

The Board of Directors of March 17, 2022 indicated $80 as the benchmark Brent price for the definition of the 2022 distributable dividend, pursuant to the Remuneration Policy described above. The dividend expected for 2022 is therefore determined at €0.88 per share, amounting to approximately €3,200 million considering shares in circulation as of December 31, 2021, with payment according to the following schedule:

•	September 2022: €0.22 per share;
•	November 2022: €0.22 per share;
•	March 2023: €0.22 per share;
•	May 2023: €0.22 per share.

In order to ensure the payment of the 2022 dividend, before the approval of the related financial statements and, in particular, to pay the tranches scheduled for November 2022, March 2023 and May 2023, thus completing the distribution policy proposed above, the Board of Directors proposes to the Shareholders' Meeting to resolve, in addition to the resolution described at item 6 of the agenda, on the use of Eni SpA's revaluation reserve pursuant to Law no. 342/2000.

As at December 31, 2021, the available reserves of Eni SpA come to approx. €34 billion, to which must be added the portion of 2021 profit carried forward (see also item 2 of the agenda); available reserves also include the revaluation reserve pursuant to Law no. 342/2000 which amounts to €9,839 million.

It is recalled that the reduction in the revaluation reserve pursuant to Law 342/2000, and its consequent use, are governed by the provisions of art. 13 of the same law which calls for the application of the provisions of the second and third paragraphs of article 2445 of the civil code.

In this regard, it should be noted that the term referred to in the third paragraph of article 2445 of the civil code is the registration in the Register of Companies of the resolution of the Shareholders' Meeting approving the use of the reserve.

Considering art. 13 of Law no. 342/2000, which requires, for the reduction of the revaluation and use of the reserve pursuant to the same Law, the observance of paragraphs 2 and 3 of art. 2445 of the Civil Code, the Board submits the resolution to the Shareholders' Meeting in extraordinary session.

In relation to this, the new distribution structure in tranches for the year 2022 allows for the release of the reserve in compliance with the timing envisaged by the aforementioned provisions, thus allowing Eni to optimise the structure of its capital reserves in terms of distribution and usability.

As explained in item 6 of this agenda, the timing envisaged for the use of reserve pursuant to Law 342/2000 implies the use of other available reserves for the payment of the tranche of September 2022 and the possibility of using the reserve pursuant to Law no. 342/2000 starting from the November 2022 tranche.

In relation to this, the Shareholders’ Meeting is requested to authorise the reduction of the reserve pursuant to Law 342/2000 and its consequent use in the amount of €2,400 million, it being understood that should formal requirements referred to in art. 2445 of the civil code not allow the completion of procedures in time for the subsequent tranches, or for other reasons referred to in art. 2445 of the civil code, the distribution of these tranches shall be made drawing from other available reserves of Eni SpA.

The Shareholders' Meeting is also requested to delegate to the Board of Directors the execution of the aforementioned resolution and to ascertain that there are no obstacles to the implementation of the above Remuneration Policy both in terms of the capital and financial sustainability of the use of the reserve for distribution, having regard to the overall context in which the Company operates as well as the capital and financial situation of the Company and the Group, as resulting from the financial statements and the forecasts for the period at: (1) September 30, 2022 for the November 2022 tranche; (ii) the annual preliminary results for the March 2023 tranche; (iii) the 2022 financial statements for the May 2023 tranche.

The distribution of the reserve pursuant to law 342/2000 takes place by way of and in place of the payment of the dividend for the year 2022.

In regards of the above, we propose the adoption of the following resolution:

Dear Shareholders, taking into account the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on March 17, 2022 which provides for a 2022 dividend of €0.88/share, based on a benchmark Brent price of $80/bbl, to be distributed in four tranches of equal amount in September 2022, November 2022, March 2023 and May 2023, we invite you to resolve as follows:

i)	to approve, for the further implementation of the Remuneration Policy, the reduction - with the methods and terms set out in art. 2445 of the civil code as referred to in art. 13 of Law 342/2000 - of the “Revaluation reserve pursuant to law 342/2000" in the amount of €2,400,000,000.00 (two billion four hundred million point zero zero);

ii)	to approve, for the aforementioned purpose, the use of €2,400,000,000.00 (two billion four hundred million point zero zero) resulting from the reduction of the "Revaluation reserve pursuant to law 342/2000" or, in the alternative – should formal requirements referred to in art. 2445 of the civil code do not allow the completion of procedures in time for the payment of subsequent tranches or for other reasons referred to in art. 2445 of the civil code - the use of other available reserves of Eni SpA;
iii)	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

Item 8

Cancellation of Eni treasury shares, without reduction of the share capital, and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

(extraordinary part)

Dear Shareholders,

You have been called to this Extraordinary Shareholders' Meeting to examine and approve the proposal to cancel 34,106,871 treasury shares, and consequent amendments to Article 5.1 of the By-laws.

The ordinary Shareholders’ Meeting of May 12, 2021 authorised the Board of Directors pursuant to of Article 2357 of the Italian Civil Code to purchase maximum number of shares equal to 7% of the ordinary shares making up Eni S.p.A. social capital (excluding treasury shares already held). The authorisation aimed at allowing the implementation of the share buy-back programme, scheduled for 2021 as part of the 2021-2024 Strategic Plan and to offer the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends.

On that same occasion, the Board of Directors announced the intention to submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2021 a proposal to cancel the treasury shares purchased up to the date of the Meeting, in execution of the authorisation granted in the Meeting of May 12, 2021.

In execution of the resolution of the Shareholders' Meeting of May 12, 2021, the Company purchased, until December 15, 2021 (date on which the Company's buy-back programme for 2021 ended), a total of 34,106,871 treasury shares representing 0.95% of the Company's capital, for a total value of €399,999,988.76.

That said, in line with what was announced at the above Shareholders' Meeting, the Board of Directors proposes to proceed with the cancellation of 34,106,871 treasury shares, according to the methods illustrated below.

The Company will not proceed with the cancellation of the 31,731,302 treasury shares, equal to approximately 0.88% of the share capital, not purchased on the basis of the authorisation granted by the Shareholders' Meeting of May 12, 2021.

Since Eni shares do not have par value, the cancellation of the aforementioned 34,106,871 treasury shares will be a mere accounting operation, with the reduction of the reserve authorized by the amount of €399,999,988.76, and elimination of the same amount under the item “Treasury Shares”.

The share capital of Eni S.p.A., currently equal to €4,005,358,876.00, will therefore not undergo any reduction; the shares issued will decrease from 3,605,594,848 to 3,571,487,977 shares; the accounting parity of the remaining 3,571,487,977 shares making up the share capital will change from €1.111 to €1.121.

The cancellation of treasury shares has no effect on the economic result of the Company and does not give rise to differences in the value of the shareholders’ equity.

Following the approval of the proposed cancellation of 34,106,871 treasury shares held by the Company, significant shareholdings as communicated until March 17, 2022 pursuant to art. 120 of Legislative Decree February 24, 1998, n. 58 ("T.U.F.") and Consob resolution no. 11971/1999 and subsequent amendments will undergo the following percentage changes:[3]

3 Significant shareholdings for the purposes of art. 120 of the T.U.F. are also updated through reports made by intermediaries pursuant to art. 83-novies of the T.U.F. on the occasion of the exercise of corporate rights.

Shareholder	Percentage of current share capital (3,605,594,848 shares)	Percentage of share capital after cancellation (3,571,487,977 shares)
Cassa depositi e prestiti S.p.A.	25.96%	26.213%
Ministry of the Economy and Finance	4.37%	4.411%
Eni S.p.A. (treasury shares)	1.83%	0.888%

The approval of the proposed cancellation of 34,106,871 treasury shares held by the Company requires an amendment of article 5.1 of the By-Laws, with a change in the number of shares making up the share capital (articles 5.2 and 5.3 of the By-laws remain unchanged).

The following is art. 5.1 of the By-Laws in the current and proposed text.

Current text	Proposed text
ART. 5	ART. 5

5.1 The share capital amounts to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six point zero zero) represented by 3,605,594,848 (three billion six hundred five million five hundred and ninety-four thousand eight hundred and forty-eight) ordinary shares with no par value.

(unchanged)

5.1 The share capital amounts to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six point zero zero) represented by 3,571,487,977 (three billion five hundred and seventy-one million four hundred eighty-seven thousand nine hundred and seventy-seven) ordinary shares with no par value.

(unchanged)

Please note that the cancellation resolution will be effective as from its registration in the Register of Companies pursuant to art. 2436, paragraph 5, of the civil code.

The Board believes that the proposed amendment does not give shareholders the right of withdrawal pursuant to art. 2437 of the civil code.

* * * * *

Dear Shareholders,

You are invited to resolve as follows:

“The Extraordinary Shareholders' Meeting, having seen the Report of the Board of Directors,

resolves

i)	to cancel 34,106,871 treasury shares with no par value leaving the amount of the share capital unchanged and proceeding to reduce the related reserve by the amount of €399,999,988.76 (equal to the book value of the cancelled shares);
ii)	to amend article 5.1. of the By-Laws as follows:

“5.1 The share capital is €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six point zero zero) represented by 3,571,487,977 (three billion five hundred and seventy-one million four hundred eighty-seven thousand nine hundred and seventy-seven) ordinary shares with no par value”;

iii)	to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolution taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to make any necessary additions, changes and formal deletions for registration in the Register of Companies and do whatever else is necessary and appropriate for the success of the resolution.”

The Chairwoman of the Board of Directors

Lucia Calvosa

The English text is a translation of the Italian. For any conflict or discrepancy between the two texts the Italian text shall prevail.

Eni S.p.A Shareholders’ Meeting Rules

Article 1 - Scope of application

1. Ordinary and Extraordinary Shareholders' Meetings of Eni SpA, (the “Company”) having its registered office at Piazzale Enrico Mattei, No. 1, Rome, are held in accordance with these Rules.

2.   These Rules, approved by the Ordinary Shareholders' Meeting of _______, are available at the Company's registered office and at the venues where the meetings are held. They are also published on the Company’s website.

Article 2 – Meeting Participation

1.  Participation at Meetings is governed by the provisions of the law, the Articles of Association and the provisions contained in the Convocation Notice.

2. Subject to the consent of the Chair of the Shareholders’ Meeting, experts, financial analysts, journalists and representatives of the independent auditing company may attend the Shareholders’ Meeting. To this end, they must send a participation request to the Company Secretariat in accordance with the methods and deadlines set forth in the Notice.

3. If deemed useful by the Chair for the proper conduct of the Shareholders’ Meeting or in relation to items on the agenda, employees of the Company and its subsidiaries, collaborators or consultants may attend the Shareholders’ Meeting.

Article 3 - Verification of the right to participate in the Shareholders' Meeting

1. Personal identification and verification of the right to attend the Shareholders’ Meeting shall begin at the Meeting venue one hour before the time set for the meeting, unless otherwise specified in the Notice. If the Shareholders' Meeting, in compliance with the applicable legislation, is held also or exclusively by means of telecommunication, the personal identification and the verification of the right to participate are carried out in accordance with the methods and deadlines set forth in the Notice.

2. In order to facilitate verification of powers, those who wish to participate as legal or voluntary representatives of the shareholders or any other person entitled to attend the Meeting and exercise their voting rights may send documentation demonstrating they possess such powers to the Company Secretariat 2 (two) days before the meeting, as indicated in the Notice.

Article 4 - Access to the premises where the Shareholders' Meeting is held

1. Access to the Shareholders’ Meeting premises is allowed to people who have been identified, after their right to participate has been verified. People entitled to attend the Shareholders’ Meeting and exercise their voting rights and all those referred to in the above mentioned Article 2 will be given a badge after being identified by the auxiliary staff, which has to be kept for the duration of their participation in the Meeting.

2. People entitled to attend the meeting and exercise the voting right or their representatives who for any reason leave the premises where the meeting is held or, in compliance with the applicable legislation, interrupt their participation by means of telecommunication, are required to notify the auxiliary staff or in the manner indicated by the Chair.

3. Unless otherwise provided for by the Chair, and without prejudice to the provisions of Article 5, no images or sounds relating to the conduct of the General Meeting may be recorded or stored or communicated at the premises where the Meeting is held. Where the Chair of the Shareholders’ Meeting allows such activities, they will determine their conditions and limits.

Article 5 - Constitution of the Shareholders’ Meeting and opening of the proceedings

1. The Chair of the Shareholders’ Meeting will be assisted in drafting the minutes, when this is not entrusted to a notary, by a secretary or, when the latter is absent or unable to act, by the person, including a non-shareholder, appointed by the Meeting. The Chair of the Shareholders’ Meeting may also entrust the drafting of the minutes to a notary public even when not required by law, in which case assistance by the secretary shall not be required. The secretary or the notary may be assisted by people they trust and make use of audio-visual recording equipment only for their personal use to assist them in writing the minutes.

2. The Chair of the Shareholders’ Meeting may appoint one or more scrutineers, including non-shareholders, and set up a bureau.

3.   The Chair of the Shareholders' Meeting shall appoint auxiliary staff in charge of ensuring order at the Meeting, identified with special identification marks.

4.  Without prejudices to art. 3.1 and pursuant to Article 14 of the

Company’s By-laws, the Chair of the Shareholders’ Meeting is responsible, with the assistance of the scrutineers and the bureau, for verifying the validity of individual proxies and, in general, the right to participate in the Shareholders' Meeting.

5.  Where the necessary quorum for the valid constitution of the Shareholders’ Meeting has not been reached, the Chair of the Shareholders’ Meeting shall, not before one hour from the time fixed for the Meeting, inform those present and postpone discussion of the items on the agenda to the next call.

6.  The Chair of the Shareholders’ Meeting, also when notified by the auxiliary staff, shall settle any disputes relating to the entitlement to speak.

7. The Chair of the Shareholders’ Meeting shall state the number of those with voting rights present and the total share of share capital they represent. Having ascertained the Shareholders’ Meeting is duly constituted, the Chair shall declare the proceedings open.

Article 6 - Suspension and postponement of the Shareholders’ Meeting

1.    The Shareholders’ Meeting is generally conducted in a single meeting. The Chair of the Shareholders' Meeting, without prejudice to the provisions of Article 8.4, may suspend proceedings for no more than 2 (two) hours if it appears appropriate and the Shareholders’ Meeting does not object.

2.  Without prejudice to the provisions of Article 2374 of the Italian Civil Code, the Shareholders’ Meeting may decide, by resolution approved by the majority of the share capital represented, to adjourn the proceedings, specifying location, date and time for their continuation within a period of time appropriate to the reasons for the adjournment, but, in any case, not exceeding 30 (thirty) days.

Article 7 - Agenda

1. The Chair of the Shareholders’ Meeting explains the items on the agenda and may also invite Directors, Statutory Auditors and employees of the Company and its subsidiaries to do so. The order of the items on the agenda as set out in the Notice may be modified with the approval of the Shareholders’ Meeting, which shall decide with a majority of the share capital represented at the meeting.

Article 8 - Discussion

1. The Chair of the Shareholders’ Meeting is in charge of directing the proceedings, ensuring the fairness of the discussion and the right to speak, also in order to avoid abuse or disruption of the proper, regular and orderly conduct of the Meeting.

2. At the opening of the proceedings, also taking into account the subject of the items on the agenda and the number of requests to speak, the Chair of the Shareholders' Meeting shall fix the maximum duration of each speech, generally no less than 5 (five) minutes and no more than 10 (ten) minutes for each speech. The Chair of the Shareholders' Meeting may combine explanations and speeches on multiple items on the agenda, without prejudices to the aforesaid time limits. Before speaking, the Chair of the Shareholders’ Meeting shall ask each participant to state the number of shares they represent at the Meeting.

3. Requests to speak on items on the agenda may be submitted to the bureau from the moment the Shareholders’ Meeting is constituted and up to when the Chair of the Shareholders' Meeting opens the discussion on each item on the agenda. If requested by the Chair of the Shareholders’ Meeting Requests to speak relating to the financial statements must indicate which item or section of the report they are related to. The same applies for questions on other items on the agenda. When giving the floor, the Chair of the Shareholders' Meeting normally follows the order in which requests to speak are presented. Those entitled to participate in the Shareholders’ Meeting and exercise their voting rights or their representative may speak only once on each item on the agenda or on each group of items combined by the Chair.

4. The Chair of the Shareholders’ Meeting or, at their request, the Directors, Statutory Auditors and employees of the Company and its subsidiaries, normally reply at the end of all the speeches on all the items on the agenda, also taking into account any questions raised by shareholders prior to the Shareholders' Meeting. The Chair of the Shareholders’ Meeting may interrupt the proceedings for a period normally not exceeding 2 (two) hours to prepare the replies to the speeches.

5. After the replies have been given, people entitled to speak may ask to speak to formulate voting declarations or express their opinions on the answers given (replies) for a period generally not to exceed 2 (two) minutes.

6. Once the answers, any brief replies and explanations of vote have been given, the Chair of the Shareholders’ Meeting shall declare the discussion closed.

Article 9 - Powers of the Chair of the Shareholders’ Meeting

1. To ensure that the proceedings are correctly conducted and that all participants are able to exercise their rights, the Chair of the Shareholders’ Meeting may take the floor a) from a speaker who speaks without having the right to do so or continues speaking after the maximum time limit set by the Chair of the Shareholders Meeting is up; b) after warning the speaker, if the speech is clearly not pertinent to the item under discussion; c) in all cases in which the speaker makes improper or insulting utterances or behaves in an improper or insulting manner, or in the event of threats or incitement to violence and disorder.

2. If one or more participant prevents others from taking part in the discussion, or if their behaviour causes a situation that clearly obstructs the regular conduct of the Meeting, the Chair of the Shareholders’ Meeting shall call for order and compliance with the Rules. If this warning proves to be ineffective, the Chair of the Shareholders’ Meeting may order that people previously warned are removed from the meeting room for the entire discussion phase.

Article 10 - Voting

1.    The Chair of the Shareholders’ Meeting may order that voting on each item on the agenda take place after the discussion of each or several of them. In the case those with voting rights propose alternative resolutions on items on the agenda with respect to those formulated by the Board, the Board’s proposal will first be put to a vote and, only in the case that this proposal is rejected will the alternative resolution(s) be put to a vote. Similarly, in the case of points of order, on which discussion is not foreseen, in the case the Chair decides to put it to a vote, any proposals made by the Chair shall first be put to a vote and, only in the case that they are rejected shall voting take place on the Shareholders’ proposal(s). When put to a vote, resolutions or points of order presented by the Shareholders shall be put to the Shareholders’ Meeting starting with the proposal presented by Shareholders that represent the largest percentage of the capital. Only if the proposal put to a vote is rejected, shall the next proposal in the order of share capital represented be put to a vote.

2.    Before the beginning of the voting process, the Chair of the Shareholders' Meeting shall readmit to the Meeting people entitled to attend and exercise their right to vote, or their representatives, who were removed during the discussion phase.

3.    Before each voting the Chair of the Shareholders’ Meeting ascertains the permanence of the constitutive quorum.

4.    Voting at the Shareholders’ Meeting is by open ballot.

5.    The Chair of the Shareholders' Meeting determines the manner of voting and may set a time limit for voting. At the end of voting, the votes are counted, after which the Chair of the Shareholders’ Meeting, including with the assistance of the secretary or notary, declares the results of the vote.

6.    Votes expressed in a manner that differs from what is indicated by the Chair of the Shareholders’ Meeting are considered null and void.

7.    People entitled to attend the Shareholders’ Meeting and exercise their right to vote, or their representatives, who vote against or abstain from voting must give their names to the staff specifically appointed, if not detected by the voting system. Once the agenda and relative voting have been completed, the Chair of the Shareholders’ Meeting shall declare the Meeting closed.

Article 11 - Final provisions

1.    In addition to what is established in these Rules, the Chair of the Shareholders’ Meeting may take any measure deemed appropriate to ensure that the proceedings of the Meeting are properly conducted and that participants may exercise their rights. For all matters not expressly regulated by these Rules, the Italian Civil Code provisions, specific laws regarding the matter and the By-laws shall apply.

2.    The Board of Directors is responsible for any amendments to these Rules which may be necessary to adjust them to any new and required regulatory provisions.

Eni spa Registered Office

Piazzale Enrico Mattei, 1 00144 Rome, Italy Branches

20097 San Donato Milanese, Milan Via Emilia, 1,

20097 San Donato Milanese, Milan Piazza E. Vanoni, 1,

Company share capital €4,005,358,876 fully paid

Rome Company Register

Tax identification number 00484960588

Annual Report on Form 20-F 2021

Rome, April 8, 2022 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2021, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2021 is published on Eni’s website (eni.com) in the Publications section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2021, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

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Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad):

+80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

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Eni

Società per Azioni Roma, Piazzale

Enrico Mattei, 1 Share capital:

€4,005,358,876 fully paid

Tax identification number

00484960588

Tel.: +39 0659821 -

Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.